ZENATECH, INC.

AUDIT COMMITTEE CHARTER

This charter (the "Charter") sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of ZenaTech, Inc. (the "Company").

1.0Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•financial reporting and disclosure requirements;

•ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

•external and internal audit processes.

2.0Composition and Membership

(a)The Board will appoint the members ("Members") of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company's securities are listed, including National Instrument 52-110 — Audit Committees.

(c)The Board will appoint one of the Members to act as the chair of the Committee (the "Chair"). The secretary of the Company (the "Secretary") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0Meetings

(a)Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Forty-eight (48) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Materials for the meeting shall be delivered sufficiently in advance of the meeting as is reasonable in the circumstances. Members may attend all meetings either in person or by telephone.

(b)At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their numbers to act as chair of the meeting.

(d)A majority of Members will constitute a quorum for a meeting of the Committee.  Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without members of management in attendance for a portion of each meeting of the Committee.

(f)In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1Financial Reporting and Disclosure

(a)review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)review with management of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS"), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with IFRS, as applicable;

(d)seek to ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

4.2Internal Controls and Audit

(a)review the adequacy and effectiveness of the Company's system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of the Company at any particular time;

(b)satisfy itself that management has established adequate procedures for the review of the Company's disclosure of financial information extracted or derived directly from the Company's financial statements;

(c)satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)review and discuss the Company's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)review, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of the Company's risk management policies and procedures with regard to identification of the Company's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company;

(f)recommend the appointment, or if necessary, the dismissal of the head of the Company's internal audit process;

4.3External Audit

(a)recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company;

(b)ensure the external auditors report directly to the Committee on a regular basis;

(c)review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)review the audit plan of the external auditors prior to the commencement of the audit;

(f)establish and maintain a direct line of communication with the Company's external and internal auditors;

(g)meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present;

(h)oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i)oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure;

(j)review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)discuss with the external auditors their perception of the Company's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)discuss with the external auditors their perception of the Company's identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

4.4Associated Responsibilities

(a)monitor and periodically review the Whistleblower Policy and associated procedures for:

(i)the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters;

(iii)any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of the Company's Code of Business Conduct & Ethics; and

(b)review and approve the Company's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company; and

4.5Non-Audit Services

(a)pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

6.0Reporting

The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

7.0Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm's fees and other retention terms without prior approval of the Board.  The Committee also has the authority to communicate directly with internal and external auditors.

8.0Review of Charter

The Committee may periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	May 1, 2024
Approved by:	Audit Committee
Board of Directors